

Mail Stop 3720

June 3, 2008

Mary A. Spio
Director, President and CEO
Gen2Media Corporation
2295 S. Hiawassee Road
Suite 414
Orlando, FL 32835

> **Re: Gen2Media Corporation**
> **Form S-1/A**
> **Filed May 23, 2008**
> **File No. 333-147932**

Dear Ms. Spio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment two. However, given the large percentage of outstanding shares held by non-affiliates that the shares registered for resale represent, the time period the selling shareholders have held their shares, their intent to sell as soon as practicable following effectiveness, and the relationships certain of the selling shareholders have with the company, it still appears that this is an indirect primary offering by the company. Please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please specify when each of

the selling shareholders acquired its shares during the private placement from May 2007 through November 2007. Also explain in more detail your relationship with Vanguard (and related entities) and your three advisors by explaining the nature of the services they have provided and any compensation you have paid them.

Prospectus Summary, page 5

Business, page 5

2.   We note that most of the content on your website will be provided by vendors but you have the capability to produce original content. We also note that you expect to generate advertising revenues due to the subject content. Please clarify to disclose whether you incur any costs related to the content provided by vendors and your obligations to these vendors. It appears to us the your financial statements do not reflect any costs associated with the content provided by vendors. If you do not incur any costs related to the content provided by vendors, disclose why.

The Offering, page 6

3.   Indicate the percentage of your current outstanding shares held by non-affiliates that the shares being registered for resale represent.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation and Financing Needs, page 13

4.   Please refer to the first sentence of the second paragraph. Clarify to discuss whether your expectation is related to advertising revenues and the delivery of content, platform and technology to your clients and partners. If so, discuss how you expect revenues and profitability to begin in June 2008 from these sources. If not, tell us what other sources you are referring to. Based on your disclosures, it appears that neither revenue nor profits from your Coca Cola agreement and pending agreements are reasonably assured. In this regard, disclose the nature of these agreements and risk inherent in those agreements.

Liquidity and Capital Resources, page 14

5.   We note that you began to generate revenues in March 2008 as "clients began to utilize and pay for product and services." Please be specific about the nature of these clients and the products and services they paid for to date. From your Results of Operations disclosure on page 13, it appears that your revenues through March 31, 2008 were derived from bank interest and the development of a website.

6.   Given that current liabilities significantly exceeded current assets as of March 31, 2008, it appears that your ability to derive $180,000 from the Coca-Cola contract in May and June is especially material to your short-term liquidity position. Please provide additional detail about the nature of this contract so that investors can assess any potential material variability in the timing and amount of expected payments to the company. Also disclose any costs associated with this contract, such as commissions or production costs.

7.   We note your response to prior comment 37, and your statement that "the Company's management believes it now has the ample cash available to meet its operating needs, and anticipates being profitable, and cash flows positive in June 2008, and anticipates that additional revenue generating contracts will be in place at that time that will make the Company profitable on a ongoing basis thereafter." Based on your discussion on page 13, it is unclear to us how you plan to meet your expectations in this statement. Please revise to discuss in greater detail how you plan meet your expectations.

8.   Clarify whether your belief in ample liquidity assumes any additional financing as you indicate you will need in risk factors on pages seven and eight and indicate you will need in order to acquire additional content from vendors on page 17. If you are relying on additional financing, disclose the status of your efforts to date to raise additional funds.

Business, page 17

Our Products, page 17

9.   When you identify your five products, please clarify that you have yet to generate significant revenues from any of these products.

10.   We note that you produce "much of [your] content in house." Although we note you plans to develop content for Coca-Cola and your capability to film and product concerts, please clarify how much of your current content of over 15,000 music videos, television shows, movies, sports, events, concerts and exclusives has been produced in house.

11.   Please explain what you mean when you disclose that you are in the "provisional" stage of acquiring patents on your technology and techniques.

Certain Relationships and Related Transactions, page 21

12.   We note your response to our prior comment 27 but are unable to locate the revised disclosure. Please disclose all related persons (as such term is defined in

Regulation S-K Item 404) who purchased stock in your 2007 private placement and the amounts that each purchased.

Security Ownership of Certain Beneficial Owners and Management, page 23

13.　We note that you have removed Mr. Hansen and Mr. Morris from your beneficial ownership table. However, based on the amounts purchased in the private placement and registered for resale and the additional 2,000,000 options granted to each of these advisors, it appears that each still beneficially owns greater than five percent of your outstanding common stock. Please explain why you have removed Mr. Hansen and Mr. Morris from the ownership table and confirm that you are including all options exercisable within 60 days in your calculation.

Description of Securities, page 24

14.　Please include a subsequent events footnote disclosing the share transactions and consideration received subsequent to the March 31, 2008 balance sheet date.

Consolidated Financial Statements, page F-1

5. Commitments, page F-12

15.　We note your response to prior comment 38. Please revise the caption related to the issuance of 2,000,000 shares on page F-6 and disclosure on page F-25 to refer to "professional services" in lieu of consulting services.

Schedule of Operating Expenses (Unaudited), page F-20

16.　Please refer to your response to prior comment 41. Please disclose the nature of other business, equipment, promotional and administrative expenses that you incurred from inception to June 30, 2007. It remains unclear to us why other business, equipment, promotional and administrative expenses that you incurred from inception to March 31, 2008 could not be included in the existing operating expense line items. Please revise or advise.

8. Non-Cash Compensation Related to Stock, page F-25

17.　Please refer to our prior comment 44. As required under A240(e)(2) of SFAS 123(R), please include a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value of the stock options. Additionally, please disclose the method used to estimate expected volatility. For further guidance, you may also refer to SAB.T.14.D(1) and (2). Also, tell us the amount of the unrecognized non-employees compensation cost and why is it appropriate to recognize the compensation cost over the vesting period.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

Cc: Marc Ross, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725